Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2019 Financial Results

BEIJING, China, December 6, 2019 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in other countries, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Highlights

•	Total revenue increased 40.0% to US$1,575.9 million for the nine months ended September 30, 2019, from US$1,125.4 million in the same period of the prior year. Total revenue decreased 16.4% to US$497.6 million in the third quarter of 2019 from US$595.5 million in the third quarter of 2018 and decreased 18.3% from US$609.4 million in the second quarter of 2019.

•	Gross profit increased 39.2% to US$413.8 million for the nine months ended September 30, 2019, from US$297.3 million in the same period of the prior year. Gross profit decreased 17.2% to US$123.5 million in the third quarter of 2019 from US$149.2 million in the third quarter of 2018 and decreased 22.4% from US$159.2 million in the second quarter of 2019.

•	Net income was US$43.5 million for the nine months ended September 30, 2019, compared to US$1.8 million in the same period of the prior year. Net income was US$5.4 million in the third quarter of 2019 compared to US$23.9 million in the third quarter of 2018 and US$19.8 million in the second quarter of 2019.

•	Contract sales decreased 5.4% to US$1,479.3 million for the nine months ended September 30, 2019, from US$1,563.8 million in the same period of the prior year. Excluding the impact of change in exchange rate between RMB and the USD, contract sales remained flat compared to the same period of the prior year in RMB. Contract sales decreased 11.6% to US$504.8 million in the third quarter of 2019 from US$571.3 million in the third quarter of 2018 and decreased 0.5% from US$507.4 million in the second quarter of 2019.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.60 for the nine months ended September 30, 2019, compared to US$0.04 in the same period of the prior year. Diluted net earnings per ADS attributable to shareholders were US$0.07 in the third quarter of 2019 compared to US$0.31 in the third quarter of 2018 and US$0.19 in the second quarter of 2019.

•	Current debt outstanding at the end of the third quarter of 2019 decreased 18.8% to US$1,009.6 million, or 31.4% of total debt, from US$1,243.1 million, or 34.6% of total debt, at the end of the second quarter of 2019.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “This quarter, we remained profitable despite uncertainties in the macro-economic environment and stringent government restrictions on the Chinese housing market. These headwinds caused contract sales in the third quarter of 2019 to decrease compared to the same quarter in 2018, and total revenue decreased as well. However, we continued to see demand for our offerings and were able to commence pre-sales of two new projects, which contributed 7.3% and 9.1% of total GFA sales and contract sales, respectively.”

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“We continued to make progress in our overseas projects,” added Mr. Zhang. “Our Hudson Garden project hard costs remained on track, and we received the Temporary Certification of Occupancy for Target’s ground floor occupancy in early November. We engaged GKV Architects for our RKO project in Flushing to develop new architectural plans, and schematic designs are already complete. Our Madison project in the United Kingdom remains on course for completion in 2020.”

Mr. Zhang continued, “In October, our Xinyuan Property Management Company was successfully listed on the Hong Kong Stock Exchange under the code ‘01895’. Our Xinyuan Property Management subsidiary has achieved rapid growth in recent years, and we believe that listing on a high-quality platform will benefit all of our shareholders.”

“Although uncertainties persist in the market, we are confident in our long-term strategy. We are constantly seeking new opportunities to enhance the Company’s overall performance and to further differentiate ourselves in the market with our auxiliary businesses and services. Furthermore, we are also pleased to offer another quarterly dividend payment to our shareholders,” concluded Mr. Zhang.

Third Quarter 2019 Financial Results

Contract Sales

Contract sales in China totaled US$504.8 million in the third quarter compared to US$571.3 million in the third quarter of 2018 and US$507.4 million in the second quarter of 2019.

The Company’s GFA sales in China were 255,600 square meters in the third quarter of 2019 compared to 277,500 square meters in the third quarter of 2018 and 233,200 square meters in the second quarter of 2019.

The average selling price (“ASP”) per square meter sold in China was RMB13,531 (US$1,975) in the third quarter of 2019 compared to RMB13,406 (US$2,059) in the third quarter of 2018 and RMB14,755 (US$2,176) in the second quarter of 2019.

The Company commenced pre-sales of two new projects in the third quarter of 2019, Zhengzhou International New City V A04 and Huzhou Silk Town. The presales contributed 7.3% and 9.1% of total GFA sales and total contract sales, respectively.

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Breakdown of GFA Sales and ASPs by Project in China

Project	Q3 2018		Q2 2019		Q3 2019
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	1.2	13,900	3.6	7,330	0.4	13,048
Jinan Royal Palace	25.9	16,426	2.8	14,739	2.2	16,483
Xuzhou Colorful City	0.1	10,989	0.7	14,541	0.4	12,453
Sanya Yazhou Bay No.1	(0.9)	23,515	0.3	38,158	0.4	24,890
Xi’an Metropolitan	1.8	10,546	0.1	12,896	0.1	12,845
Jinan Xin Central	1.3	12,839	0.1	18,954	0.4	12,926
Henan Xin Central I	0.3	18,931	0.7	7,942	-	-
Zhengzhou Fancy City I	0.2	17,481	0.5	13,714	-	-
Zhengzhou Fancy City II (South)	0.4	17,780	(0.1)	9,469	-	-
Tianjin Spring Royal Palace I	-	-	-	-	0.3	11,468
Zhengzhou International New City I	2.3	25,725	-	-	5.9	14,784
Henan Xin Central II	0.2	16,913	0.1	15,932	-	-
Xingyang Splendid III	2.7	8,018	0.3	8,091	0.8	16,498
Zhengzhou International New City II	3.4	13,388	0.5	18,997	1.9	17,817
Zhengzhou Fancy City II (North)	2.5	9,567	2.8	9,884	4.3	9,148
Tianjin Spring Royal Palace II	23.6	12,691	10.8	13,496	8.1	13,403
Zhengzhou International New City III D	14.0	14,264	0.6	14,045	0.1	14,446
Zhengzhou Hangmei International Wisdom City I	18.9	7,230	1.8	6,845	0.5	6,968
Zhengzhou International New City III B	54.5	14,135	0.7	15,174	0.1	13,874
Changsha Furong Thriving Family	68.4	9,773	-	-	0.2	9,568
Chengdu Xinyuan City	7.1	9,988	2.7	7,585	6.1	7,210
Kunshan Xinyu Jiayuan	13.1	26,108	13.0	23,660	5.6	23,878
Xingyang Splendid IV	14.7	7,576	0.3	7,326	7.9	7,629
Suzhou Suhe Bay *	9.6	21,722	8.5	21,461	-	-
Zhengzhou Hangmei International Wisdom City II	-	-	9.3	7,394	9.2	7,391
Qingdao Royal Dragon Bay	-	-	28.8	19,797	6.9	22,162
Jinan Royal Spring Bay	-	-	4.0	8,777	5.8	8,547
Xinyuan Golden Water View City-Zhengzhou	-	-	8.3	19,740	1.3	24,217
Zhengzhou Fancy City III	-	-	8.5	12,729	11.5	13,221
Zhengzhou International New City III C	-	-	15.7	12,459	4.6	13,157
Zhengzhou International New City IV A12	-	-	34.8	14,224	85.6	14,325
Zhengzhou International New City IV B10	-	-	15.5	10,698	12.5	9,996
Suzhou Galaxy Bay	-	-	34.6	14,227	10.8	14,591
Suzhou Gusu Shade I	-	-	5.6	37,678	1.6	37,563
Dalian International Health Technology Town I	-	-	0.4	10,421	19.6	9,349
Xingyang Splendid V	-	-	13.1	7,629	18.4	7,635
Suzhou Gusu Shade II **	-	-	0.6	38,893	3.4	38,111
Zhengzhou International New City V A04	-	-	-	-	0.3	12,068
Huzhou Silk Town ***	-	-	-	-	18.4	16,840
Others	12.2	-	3.2	-	-	-
Total	277.5	13,406	233.2	14,755	255.6	13,531

* The Company owns 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

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Revenue

In the third quarter of 2019, the Company’s total revenue decreased 16.4% to US$497.6 million from US$595.5 million in the third quarter of 2018 and decreased 18.3% from US$609.4 million in the second quarter of 2019.

Gross Profit

Gross profit for the third quarter of 2019 was US$123.5 million, or 24.8% of total revenue, compared to gross profit of US$149.2 million, or 25.1% of total revenue, in the third quarter of 2018 and a gross profit of US$159.2 million, or 26.1% of total revenue, in the second quarter of 2019.

Selling, General and Administrative Expenses

SG&A expenses were US$57.6 million for the third quarter of 2019 compared to US$47.7 million for the third quarter of 2018 and US$63.0 million for the second quarter of 2019. As a percentage of total revenue, SG&A expenses were 11.6% compared to 8.0% in the third quarter of 2018 and 10.3% in the second quarter of 2019.

Net Income

Net income for the third quarter of 2019 was US$5.4 million compared to US$23.9 million for the third quarter of 2018 and US$19.8 million for the second quarter of 2019. Net margin was 1.1% compared to 4.0% in the third quarter of 2018 and 3.3% in the second quarter of 2019. Diluted net earnings per ADS were US$0.07 compared to US$0.31 per ADS in the third quarter of 2018 and US$0.19 per ADS in the second quarter of 2019.

Balance Sheet

As of September 30, 2019, the Company’s cash and cash equivalents (including restricted cash) decreased to US$688.4 million from US$1,021.8 million as of June 30, 2019.

Total debt outstanding was US$3,211.7 million, which reflects a decrease of US$383.3 million from US$3,595.0 million at the end of the second quarter of 2019. The balance of the Company’s real estate properties under development at the end of the third quarter of 2019 was US$3,589.8 million compared to US$3,844.0 million at the end of the second quarter of 2019.

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Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the third quarter of 2019.

Project	GFA
	(m2, 000s)
	Total Active Projects	Sold to date	Unsold to date
Xingyang Splendid II	118.5	97.8	20.7
Jinan Royal Palace	449.6	433.8	15.8
Xuzhou Colorful City	130.8	122.6	8.2
Sanya Yazhou Bay No.1	117.6	101.8	15.8
Xi’an Metropolitan	286.0	269.9	16.1
Jinan Xin Central	194.4	183.9	10.5
Henan Xin Central I	261.5	253.2	8.3
Zhengzhou Fancy City I	166.7	159.4	7.3
Zhengzhou Fancy City II (South)	84.1	81.7	2.4
Tianjin Spring Royal Palace I	139.7	131.6	8.1
Zhengzhou International New City I	356.6	344.4	12.2
Henan Xin Central II	109.5	103.9	5.6
Xingyang Splendid III	121.1	117.3	3.8
Zhengzhou International New City II	176.0	165.6	10.4
Zhengzhou Fancy City II (North)	108.7	95.2	13.5
Tianjin Spring Royal Palace II	144.6	80.2	64.4
Zhengzhou International New City III D	46.1	44.3	1.8
Zhengzhou Hangmei International Wisdom City I	64.7	55.5	9.2
Zhengzhou International New City III B	118.8	117.9	0.9
Changsha Furong Thriving Family	72.3	72.3	-
Chengdu Xinyuan City	741.8	116.0	625.8
Kunshan Xinyu Jiayuan	107.9	47.7	60.2
Xingyang Splendid IV	151.8	29.9	121.9
Suzhou Suhe Bay *	62.6	62.6	-
Zhengzhou Hangmei International Wisdom City II	78.4	33.2	45.2
Qingdao Royal Dragon Bay	157.3	71.5	85.8
Jinan Royal Spring Bay	116.8	30.7	86.1
Xinyuan Golden Water View City-Zhengzhou	331.5	64.5	267.0
Zhengzhou Fancy City III	80.6	57.3	23.3
Zhengzhou International New City III C	82.3	66.2	16.1
Zhengzhou International New City IV A12	199.7	154.5	45.2
Zhengzhou International New City IV B10	92.3	35.9	56.4
Suzhou Galaxy Bay	76.5	72.1	4.4
Suzhou Gusu Shade I	12.0	8.2	3.8
Dalian International Health Technology Town I	103.8	20.9	82.9
Xingyang Splendid V	80.5	31.5	49.0
Suzhou Gusu Shade II **	14.3	4.0	10.3
Zhengzhou International New City V A04	104.9	0.3	104.6
Huzhou Silk Town ***	141.4	18.4	123.0
Others	51.4	-	51.4
Total active projects	6,055.1	3,957.7	2,097.4

* The Company owns 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd.. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

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As of September 30, 2019, the Company’s total saleable GFA was approximately 5,049,200 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA (m2, 000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace-Beijing	102.3	To be determined
Xinyuan Chang’an Royal Palace-Xi’an	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	1,187.9	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal-Qingdao	380.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	181.5	To be determined
Wuhan Hidden Dragon Royal Palace	185.0	To be determined
Dalian International Health Technology Town II	34.4	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley	456.8	To be determined
Taizhou Yihe Yayuan	127.9	To be determined
Total projects under planning	2,951.8
Total active projects	2,097.4
Total of all Xinyuan unsold projects in China	5,049.2

Update on Real Estate Projects in the United States

As of September 30, 2019, a total of 177 units out of 216 units were sold and closed at the Company’s Oosten project in Brooklyn, New York City, with total revenue from this project reaching US$260.1 million.

As of September 30, 2019, the Company had completed superstructure construction, precast concrete facade, and windows installation for its Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City. The project had also received permanent power from the electric utility provider. Hard costs remain under budget and trend on schedule. During the past year, the project’s design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total sellable 38,000 square feet of retail/commercial space, a total of 29,000 square feet have been leased to the U.S. department store retailer Target for a 20-year term and another 1,910 square feet have been leased to a dermatologist's office for a 15 year term. Residential unit sales are slated to open in the first quarter of 2020.

The Company continued to execute on the planning, governmental approvals, and pre-development activities of its ground-up project, the RKO, in Flushing, New York City. As of September 30, 2019, GKV Architects was engaged to develop new architectural plans, and the schematic design is 100% completed. During the past year, the Landmark Preservation Committee approved the Company’s landmark protection plan relating to the landmarked theater on site and awarded the Company a Certificate of Appropriateness. Landmark artifact removal was completed at the end of February 2019, and the artifacts are currently stored in a warehouse for restoration work.

Real Estate Project Update in the United Kingdom

During the third quarter of 2019, construction progressed as expected on the Madison project in London. Cladding is slated for completion in the fourth quarter of 2019, and the internal fit out is progressing in earnest. The project remains on course for completion in 2020.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 134 apartments have been sold.

Business Outlook

For the full year of 2019, the Company expects consolidated net income and contract sales to be similar to those of 2018.

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Conference Call Information

The Company will hold a conference call at 8:00am ET on December 6, 2019, to discuss its third quarter 2019 results. Listeners may access the call by dialing:

US Toll Free: 888-394-8218

International: 1-323-794-2588

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through December 13, 2019, by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 8907992

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Investors:

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)

Total revenue	497,638	609,439	595,460

Total costs of revenue	(374,134)	(450,224)	(446,284)
Gross profit	123,504	159,215	149,176

Selling and distribution expenses	(21,067)	(20,633)	(12,282)
General and administrative expenses	(36,556)	(42,343)	(35,414)

Operating income	65,881	96,239	101,480

Interest income	4,245	4,964	8,084
Interest expense	(31,338)	(28,384)	(21,778)
Net realized gain/(loss) on short-term investments	3,297	(333)	2,119
Unrealized (loss) /gain on short-term investments	(811)	838	(1,121)
Other income/(expense)	6,493	(867)	(443)
Net loss on debt extinguishment	(2,272)	(1,955)	-
Exchange loss	(7,655)	(4,354)	(15,451)
Share of loss of equity investees	(2,142)	(1,702)	(2,620)

Income from operations before income taxes	35,698	64,446	70,270

Income taxes	(30,256)	(44,621)	(46,415)

Net income	5,442	19,825	23,855
Net income attributable to non-controlling interest	(1,298)	(9,171)	(3,729)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	4,144	10,654	20,126

Earnings per ADS:
Basic	0.07	0.19	0.32
Diluted	0.07	0.19	0.31
ADS used in computation:
Basic	56,329	57,003	63,734
Diluted	56,624	57,371	64,472

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30,	September 30,
	2019	2018
	(unaudited)	(unaudited)

Total revenue	1,575,930	1,125,389

Total costs of revenue	(1,162,162)	(828,130)
Gross profit	413,768	297,259

Selling and distribution expenses	(61,106)	(38,592)
General and administrative expenses	(115,543)	(95,894)

Operating income	237,119	162,773

Interest income	13,294	21,534
Interest expense	(84,028)	(76,266)
Net realized gain on short-term investments	4,135	3,830
Unrealized gain/ (loss) on short-term investments	27	(2,058)
Other income/ (expense)	5,720	(1,272)
Net loss on debt extinguishment	(8,816)	-
Exchange loss	(8,464)	(26,330)
Share of loss of equity investees	(5,444)	(6,769)

Income from operations before income taxes	153,543	75,442

Income taxes	(110,086)	(73,602)

Net income	43,457	1,840
Net (income)/ loss attributable to non-controlling interest	(9,050)	1,092
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	34,407	2,932

Earnings per ADS:
Basic	0.60	0.05
Diluted	0.60	0.04
ADS used in computation:
Basic	57,404	64,443
Diluted	57,758	65,489

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	327,488	666,057	674,142
Restricted cash	220,487	355,776	511,875
Short-term investments	27	838	8,442
Accounts receivable	61,812	73,158	64,130
Other receivables	150,637	176,299	166,633
Deposits for land use rights	-	22,546	42,254
Other deposits and prepayments	321,107	297,863	257,288
Advances to suppliers	52,649	51,550	46,983
Real estate properties development completed	461,419	714,651	632,360
Real estate properties under development	3,589,814	3,843,980	4,068,716
Amounts due from related parties	317,151	313,532	216,184
Amounts due from employees	2,656	2,955	1,694
Other current assets	4,771	1,334	520

Total current assets	5,510,018	6,520,539	6,691,221

Restricted cash	140,392	-	-
Real estate properties held for lease, net	428,737	297,565	302,764
Property and equipment, net	43,394	35,725	38,114
Long-term investment	578,733	552,312	564,340
Deferred tax assets	205,633	206,511	230,453
Deposits for land use rights	21,208	21,819	21,855
Amounts due from related parties	24,587	24,632	26,122
Contract assets	21,118	20,316	21,779
Operating lease right-of-use assets	11,252	12,920	-
Other assets	121,355	131,910	137,063

TOTAL ASSETS	7,106,427	7,824,249	8,033,711

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	782,573	833,073	790,631
Short-term bank loans and other debt	28,383	35,901	43,711
Customer deposits	1,367,391	1,573,859	1,921,851
Income tax payable	165,489	165,737	213,273
Other payables and accrued liabilities	297,603	340,145	341,108
Payroll and welfare payable	18,717	16,529	33,752
Current portion of long-term bank loans and other debt	981,182	1,207,191	1,647,918
Current maturities of finance lease	6,322	6,504	6,562
Current maturities of operating lease	5,556	5,816	-
Mandatorily redeemable non-controlling interests	7,852	6,905	22,559
Amounts due to related parties	31,088	32,224	48,502

Total current liabilities	3,692,156	4,223,884	5,069,867

Non-current liabilities
Long-term bank loans	801,733	732,874	720,039
Other long-term debt	1,400,396	1,619,007	1,040,455
Deferred tax liabilities	403,125	393,541	370,509
Unrecognized tax benefits	59,820	58,922	45,939
Finance lease, net of current maturities	5,294	6,996	10,015
Operating lease, net of current maturities	5,511	6,649	-
Amounts due to related parties	28,764	28,879	31,242

TOTAL LIABILITIES	6,396,799	7,070,752	7,288,066

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(108,582)	(104,233)	(87,639)
Additional paid-in capital	531,549	533,366	532,117
Statutory reserves	166,501	166,501	166,496
Retained earnings	115,593	117,904	99,502
Accumulated other comprehensive loss	(66,261)	(32,957)	(30,122)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	638,816	680,597	680,370
Non-controlling interest	70,812	72,900	65,275
Total equity	709,628	753,497	745,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,106,427	7,824,249	8,033,711

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